Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 202-A-I dated January 25, 2011	Term Sheet to Product Supplement 202-A-I Registration Statement No. 333-155535 Dated January 25, 2011; Rule 43

Structured Investments	$ Notes Linked to the JPMorgan ETF Efficiente 5 Index due February 20, 2015

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 20, 2015*
  Cash payment at maturity of principal plus the Additional Amount†, as described below
  The notes are designed for investors who seek exposure to any appreciation of the JPMorgan ETF Efficiente 5 Index over the term of the notes and may be appropriate for investors requiring asset and investment strategy diversification. Investors should be willing to forgo interest and dividend payments, while seeking payment of your principal in full at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Investing in the notes is not equivalent to investing in the JPMorgan ETF Efficiente 5 Index, any of the Basket Constituents or any of the assets underlying the Basket Constituents.
  Minimum denominations of $1,000 and integral multiples thereof
  The notes are expected to price on or about February 17, 2011 and are expected to settle on or about February 23, 2011.

Key Terms

Index:	JPMorgan ETF Efficiente 5 Index (the “Index”)
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount†, which may be zero.
You are entitled to repayment of principal in full at maturity, subject to the credit risk of JPMorgan Chase & Co.
Additional Amount†:	The Additional Amount† per $1,000 principal amount note paid at maturity will equal $1,000 × the Index Return × the Participation Rate, provided that the Additional Amount† will not be less than zero.
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Index Return:	Ending Index Value – Initial Index Value Initial Index Value
Initial Index Value:	The Index closing value on the pricing date, which is expected to be on or about February 17, 2011
Ending Index Value:	The Index closing value on the Observation Date
Observation Date:	February 17, 2015*
Maturity Date:	February 20, 2015*
CUSIP:	48125XBY1
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 202-A-I
†

Subject to the impact of a commodity hedging disruption event as described under “General Terms of Notes — Market Disruption Events” and “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 202-A-I. In the event of a commodity hedging disruption event, we have the right, but not the obligation, to cause the note calculation agent to determine on the commodity hedging disruption date the value of the Additional Amount payable at maturity. Under these circumstances, the value of the Additional Amount payable at maturity will be determined prior to, and without regard to the level of the Index on, the Observation Date.

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 202-A-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)

If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $55.30 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $25.00 per $1,000 principal amount note. The concessions of approximately $25.00 per $1,000 principal amount note include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $55.30 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $80.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-132 of the accompanying product supplement no. 202-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

January 25, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 202-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 202-A-I dated January 25, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 202-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 202-A-I dated January 25, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211000404/e41734_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

You may access additional information regarding The JPMorgan ETF Efficiente 5 Index in the Strategy Guide at the following URL:
http://www.sec.gov/Archives/edgar/data/19617/000095010311000060/crt-dp20603_fwp.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

We may create and issue additional notes with the same terms as these notes, so that any additional notes will be considered part of the same tranche as these notes.

The JPMorgan ETF Efficiente 5 Index

The JPMorgan ETF Efficiente 5 Index (the “Index”) was developed and is maintained and calculated by J.P. Morgan Securities Ltd. (“JPMSL”), one of our affiliates. JPMSL acts as the calculation agent for the Index (the “index calculation agent”). The Index is a notional dynamic basket that tracks the excess return of a portfolio of 12 exchange-traded funds (“ETFs”) (each an “ETF Constituent,” and collectively the “ETF Constituents”), with dividends reinvested, and the JPMorgan Cash Index USD 3 Month (the “Cash Constituent”) (each a “Basket Constituent,” and collectively the “Basket Constituents”) above the return of the Cash Constituent. The Basket Constituents represent a diverse range of asset classes and geographic regions.

The Index rebalances monthly a synthetic portfolio composed of the Basket Constituents. The Index is based on the “modern portfolio theory” approach to asset allocation, which suggests how a rational investor should allocate his capital across the available universe of assets to maximize return for a given risk appetite. The Index uses the concept of an “efficient frontier” to define the asset allocation of the Index. An efficient frontier for a portfolio of assets defines the optimum return of the portfolio for a given amount of risk. The Index uses the volatility of returns of hypothetical portfolios as the measure of risk. This strategy is based on the assumption that the most efficient allocation of assets is one that maximizes returns per unit of risk. The index level of the ETF Efficiente Index is determined by tracking the return of the synthetic portfolio above the return of the Cash Constituent. The weights assigned to the Basket Constituents within the synthetic portfolio are rebalanced monthly. The strategy assigns the weights to the Basket Constituents based upon the returns and volatilities of multiple hypothetical portfolios comprising the Basket Constituents measured over the previous six months. The re-weighting methodology seeks to identify the weight for each Basket Constituent that would have resulted in the hypothetical portfolio with the highest return over the relevant measurement period, subject to an annualized volatility over the same period of 5% or less. Thus, the portfolio exhibiting the highest return with an annualized volatility of 5% or less is then selected, with the weightings for such portfolio applied to the Basket Constituents. In the event that none of the portfolios has an annualized volatility equal to or less than 5%, this volatility threshold is increased by 1% and this analysis performed again until a portfolio is selected.

JPMorgan Structured Investments — Notes Linked to the JPMorgan ETF Efficiente 5 Index	TS-1

The Index is described as a “notional” or synthetic portfolio or basket of assets because there is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. The Index merely references certain assets, the performance of which will be used as a reference point for calculating the level of the Index.

The following are the Basket Constituents composing the Index and the maximum weighting constraints assigned to the relevant sector and asset type to which each belongs:

	Sector Cap	Basket Constituent	Asset Cap
1	Developed Equities 50%	SPDR® S&P 500® ETF Trust	20%
2		iShares® Russell 2000 Index Fund	10%
3		iShares® MSCI EAFE Index Fund	20%
4	Bonds 50%	iShares® Barclays 20+ Year Treasury Bond Fund	20%
5		iShares® iBOXX Investment Grade Corporate Bond Fund	20%
6		iShares® iBOXX High Yield Corporate Bond Fund	20%
7	Emerging Markets 25%	iShares® MSCI Emerging Markets Index Fund	20%
8		iShares® Emerging Markets Bond Fund	20%
9	Alternative Investments 25%	iShares® Dow Jones Real Estate Index Fund	20%
10		iShares® S&P GSCI™ Commodity-Indexed Trust	10%
11		SPDR® Gold Trust	10%
12	Inflation Protected Bonds and Cash 50%	iShares® Barclays TIPS Bond Fund	50%
13		JPMorgan Cash Index USD 3 Month	50%

See “The JPMorgan ETF Efficiente 5 Index ” in the accompanying product supplement no. 202-A-I for more information on the Index and the Basket Constituents.

The value of the Index is published each trading day under the Bloomberg ticker symbol “ EEJPUS5E.”

Selected Purchase Considerations

  POTENTIAL PRESERVATION OF CAPITAL AT MATURITY — Subject to the credit risk of JPMorgan Chase & Co., the payout formula allows you to receive at least your initial investment in the notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 × the Index Return × the Participation Rate**, provided that this payment (the Additional Amount) will not be less than zero.
  ** The Participation Rate will be determined on the pricing date and will not be less than 100%.
  RETURN LINKED TO A NOTIONAL DYNAMIC BASKET THAT TRACKS THE EXCESS RETURN OF A PORTFOLIO OF TWELVE ETFs AND ONE INDEX, REPRESENTING A DIVERSE RANGE OF ASSETS AND GEOGRAPHIC REGIONS — The return on the notes is linked to the performance of the JPMorgan ETF Efficiente 5 Index. The Index tracks the excess return of a portfolio of twelve ETFs and the Cash Constituent using an investment strategy that is based on the modern portfolio theory of asset allocation, which suggests how a rational investor should allocate his capital across the available universe of assets to maximize return for a given risk appetite. The Index uses the concept of an “efficient frontier” to define the asset allocation of the Index. An efficient frontier for a portfolio of assets defines the optimum return of the portfolio for a given amount of risk. The Index uses the volatility of returns of hypothetical portfolios as the measure of risk. This strategy is based on the assumption that the most efficient allocation of assets is one that maximizes returns per unit of risk. See “The JPMorgan ETF Efficiente 5 Index ” in the accompanying product supplement no. 202-A-I.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 202-A-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.”

JPMorgan Structured Investments — Notes Linked to the JPMorgan ETF Efficiente 5 Index	TS-2

  You generally will be required to accrue taxable interest income in each year at a rate equal to our comparable yield, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, any amount received at maturity or earlier sale or exchange in excess of your adjusted basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which to that extent will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules may apply if the Additional Amount is determined prior to the Observation Date as a result of a commodity hedging disruption event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between the basis in their notes and the notes’ adjusted issue price.
  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on January 24, 2011 and we had determined the comparable yield on that date, it would have been an annual rate of 2.71%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 2.71%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Additional Amount, if any, that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index, any of its Basket Constituents or any of the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 202-A-I dated January 25, 2011.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Index, any of its Basket Constituents or any of the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents or contracts relating to the Index or any of the Basket Constituents for which there is an active secondary market. If the Ending Index Value does not exceed the Initial Index Value, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Value at some time during the term of the notes but falls below the Initial Index Value on the Observation Date.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as note calculation agent — the entity that, among other things, determines the Index closing values to be used to determine your payment at maturity — and acting as index calculation agent and sponsor of the Index and hedging our obligations under the notes. In performing these duties, the economic interests of the note calculation agent, index calculation agent, sponsor of the Index, and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, one of our affiliates, JPMS, is the sponsor of one of the Basket Constituents of the Index (the Cash Constituent). JPMS is also the sponsor of the JPMorgan EMBI Global Core Index, which is the index underlying the iShares® JPMorgan USD Emerging Markets Bond Fund. JPMS may, as a last resort, if there are no valid prices available for composite instruments included in the JPMorgan EMBI Global Core Index, price such composite instruments by asking JPMS traders to provide a market bid and ask. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the values of the Cash Constituents, the JPMorgan EMBI Core Index and the notes.

JPMorgan Structured Investments — Notes Linked to the JPMorgan ETF Efficiente 5 Index	TS-3

  OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., OR JPMSL, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL — JPMSL, one of our affiliates, acts as the index calculation agent and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. The rules governing the Index may be amended at any time by JPMSL, in its sole discretion, and the rules also permit the use of discretion by JPMSL in specific instances, such as the right to substitute a Basket Constituent. Unlike other indices, the maintenance of the Index is not governed by an independent committee. Although judgments, policies and determinations concerning the Index are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.
  In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the Basket Constituents in the Index is not an investment recommendation by us or JPMSL of the Basket Constituents or any of the securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents.
  JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS, OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES — JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Constituents and the securities, commodities, commodity futures contracts and currencies underlying the Basket Constituents to which the notes are linked.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Affect the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive any interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities, commodities, commodity futures contracts or other assets underlying the Basket Constituents would have.
  THE INDEX MAY NOT BE SUCCESSFUL, OUTPERFORM ANY ALTERNATIVE STRATEGY THAT MIGHT BE EMPLOYED IN RESPECT OF THE BASKET CONSTITUENTS OR ACHIEVE ITS TARGET VOLATILITY — The Index follows a notional rules-based proprietary strategy that operates on the basis of pre-determined rules. No assurance can be given that the investment strategy on which the Index is based will be successful or that the Index will outperform any alternative strategy that might be employed in respect of the Basket Constituents. Furthermore, no assurance can be given that the JPMorgan ETF Efficiente 5 Index will achieve its target volatility of 5%. The actual realized volatility of the JPMorgan ETF Efficiente 5 Index may be greater or less than 5%.
  THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES — The exposures to the Basket Constituents are purely notional and will exist solely in the records maintained by or on behalf of the index calculation agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the reference assets that compose the Index. The Index tracks the excess return of a notional dynamic basket of assets over the Cash Constituent and, as such, any allocation to the Cash Constituent will result in this portion of the portfolio not being invested. Unless an extraordinary event occurs, the Cash Constituent will be subject to a maximum weight of 50% in the Index. See the risk factor in this term sheet entitled “The Basket Constituents Composing the Index May Be Replaced by a Substitute ETF or Index” for more information about the consequences of an extraordinary event.
  THE LEVEL OF THE INDEX WILL INCLUDE THE DEDUCTION OF A FEE — One way in which the Index may differ from a typical index is that its level will include a deduction from the performance of the Basket Constituents over the Cash Constituent of a fee of 0.50% per annum. This fee will be deducted daily. As a result of the deduction of this fee, the level of the Index will trail the value of a hypothetical identically constituted synthetic portfolio from which no such fee is deducted.

JPMorgan Structured Investments — Notes Linked to the JPMorgan ETF Efficiente 5 Index	TS-4

  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE INDEX’S MOMENTUM INVESTMENT
  STRATEGY   — The Index employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on positive market price trends based on the supposition that positive market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur as a result of holding assets that have experienced price declines, but after which experience a sudden price spike.
  THE INVESTMENT STRATEGY USED TO CONSTRUCT THE INDEX INVOLVES MONTHLY REBALANCING AND WEIGHTING CAPS THAT ARE APPLIED TO THE BASKET CONSTITUENTS — The Basket Constituents are subject to monthly rebalancing and maximum weighting caps by asset type and on subsets of assets. By contrast, a synthetic portfolio that does not rebalance monthly and is not subject to any weighting caps in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating portfolio consisting of the Basket Constituents. Therefore, your return on the notes may be less than the return you could realize on an alternative investment that was not subject to rebalancing and weighting caps.
  CHANGES IN THE VALUES OF THE BASKET CONSTITUENTS MAY OFFSET EACH OTHER — Because the notes are linked to the Index, which is linked to the performance of the Basket Constituents, which collectively represent a diverse range of asset classes and geographic regions, price movements between the Basket Constituents representing different asset classes or geographic regions may not correlate with each other. At a time when the value of a Basket Constituent representing a particular asset class or geographic region increases, the value of other Basket Constituents representing a different asset class or geographic region may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the values of some of the Basket Constituents may be moderated, or more than offset, by lesser increases or declines in the values of other Basket Constituents.
  CORRELATION OF PERFORMANCES AMONG THE BASKET CONSTITUENTS MAY REDUCE PERFORMANCE OF THE NOTES — Performances of the Basket Constituents may become highly correlated from time to time during the term of the notes, including, but not limited to, a period in which there is a substantial decline in a particular sector or asset type represented by the Basket Constituents and that has a higher weighting in the Index relative to any of the other sectors or asset types, as determined by the Index’s strategy. High correlation during periods of negative returns among Basket Constituents representing any one sector or asset type and which Basket Constituents have a substantial percentage weighting in the Index could cause you to only receive a return of your principal amount at maturity.
  THE INDEX HAS A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNANTICIPATED WAYS — The Index was established on October 29, 2010, and therefore has a limited operating history. Any back-testing or similar analysis in respect of the Index must be considered illustrative only and may be based on estimates or assumptions not used by the index calculation agent when determining the level of the Index. Past performance should not be considered indicative of future performance.
  AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH NON-U.S. SECURITIES MARKETS, INCLUDING EMERGING MARKETS — Some or all of the equity securities that are held by the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund have been issued by non-U.S. companies. In addition, the iShares® iBOXX Investment Grade Corporate Bond Fund and the iShares® iBOXX High Yield Corporate Bond Fund may include U.S. dollar-denominated bonds of foreign corporations. Investments in securities linked to the value of non-U.S. securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Moreover, the bonds held by the iShares® JPMorgan USD Emerging Markets Bond Fund have been issued by 33 countries. Investments in the notes, which are linked in part to the economic stability and development of such countries, involve risks associated with investments in, or the securities markets in, those countries. The impact of any of these risks may enhance or offset some or all of any change resulting from another factor or factors. See “Risk Factors” in the accompanying product supplement for more information on these risks.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of some or all of the securities composing two of the thirteen Basket Constituents (the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund) (the “Component Securities”) are converted into U.S. dollars for purposes of calculating the value of the relevant Basket Constituent, your notes will be exposed to currency exchange rate risk with respect to each of the relevant currencies. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the weight of the Component Securities denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the relevant Basket Constituents will be adversely affected and the payment at maturity may be reduced.
  THERE ARE RISKS ASSOCIATED WITH THE ETF CONSTITUENTS — Although shares of the ETF Constituents are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the ETF Constituents or that there will be liquidity in the trading market. The ETF Constituents are subject to management risk, which is the risk that the investment strategies of their investment advisers, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the ETF Constituents, and consequently, the value of the notes.

JPMorgan Structured Investments — Notes Linked to the JPMorgan ETF Efficiente 5 Index	TS-5

  THERE ARE DIFFERENCES BETWEEN THE ETF CONSTITUENTS AND THEIR UNDERLYING INDICES — The ETF Constituents do not fully replicate their underlying indices and may hold securities not included in their underlying indices, and their performances will reflect additional transaction costs and fees that are not included in the calculation of their underlying indices, all of which may lead to a lack of correlation between the ETF Constituents and their underlying indices. In addition, corporate actions with respect to the sample of securities (such as mergers and spin-offs) may impact the variance between the ETF Constituents and their underlying indices. Finally, because the shares of the ETF Constituents are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of any of the ETF Constituents may differ from the net asset value per share of such ETF Constituent. For all of the foregoing reasons, the performances of the ETF Constituents may not correlate with the performances of their underlying indices.
  THE NOTES ARE SUBJECT TO SIGNIFICANT RISKS ASSOCIATED WITH FIXED-INCOME SECURITIES, INCLUDING INTEREST RATE-RELATED AND CREDIT-RELATED RISKS — Five of the Basket Constituents (the iShares® Barclays 20+ Year Treasury Bond Fund, the iShares® iBOXX Investment Grade Corporate Bond Fund, the iShares® iBOXX High Yield Corporate Bond Fund, the iShares® Emerging Markets Bond Fund and the iShares® Barclays TIPS Bond Fund, which we collectively refer to as the Bond ETFs) are bond ETFs that attempt to track the performance of indices composed of fixed income securities. Investing in the notes linked indirectly to these Basket Constituents differs significantly from investing directly in bonds to be held to maturity as the values of the Bond ETFs change, at times significantly, during each trading day based upon the current market prices of their underlying bonds. The market prices of these bonds are volatile and significantly influenced by a number of factors, particularly the yields on these bonds as compared to current market interest rates and the actual or perceived credit quality of the issuer of these bonds. The market prices of the bonds underlying each of the iShares® iBOXX Investment Grade Corporate Bond Fund and the iShares® iBOXX High Yield Corporate Bond Fund are determined by reference to the bid and ask quotations provided by 9 contributing banks, one of which is us. JPMS is also the sponsor of the JPMorgan EMBI Global Core Index, which is the index underlying the iShares® JPMorgan USD Emerging Markets Bond Fund. JPMS may, as a last resort, if there are no valid prices available for instruments included in the JPMorgan EMBI Global Core Index, price such instruments by asking JPMS traders to provide a market bid and ask.
  In general, fixed-income securities are significantly affected by changes in current market interest rates. As interest rates rise, the price of fixed-income securities, including those underlying the Bond ETFs, is likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, usually making them more volatile than securities with shorter durations.
  Interest rates are subject to volatility due to a variety of factors, including:
    sentiment regarding underlying strength in the U.S. economy and global economies;
    expectations regarding the level of price inflation;
    sentiment regarding credit quality in the U.S. and global credit markets;
    central bank policies regarding interest rates; and
    the performance of U.S. and foreign capital markets.
  In addition, the prices of the underlying bonds are significantly influenced by the creditworthiness of the issuers of the bonds. The bonds underlying the Bond ETFs may have their credit ratings downgraded, including in the case of the bonds included in the iShares® iBOXX Investment Grade Corporate Bond Fund, a downgrade from investment grade to non-investment grade status, or have their credit spreads widen significantly. Following a ratings downgrade or the widening of credit spreads, some or all of the underlying bonds may suffer significant and rapid price declines. These events may affect only a few or a large number of the underlying bonds.
  The iShares® Emerging Markets Bond Fund is composed of U.S. dollar-denominated bonds of sovereign and quasi-sovereign entities of emerging market countries and the iShares® iBOXX Investment Grade Corporate Bond Fund, the iShares® iBOXX High Yield Corporate Bond Fund may include U.S. dollar-denominated bonds of foreign corporations. See “Risk Considerations — An Investment in the Notes Is Subject to Risks Associated with Non-U.S. Securities Markets, Including Emerging Markets” in this term sheet.
  Further, the iShares® iBOXX High Yield Corporate Bond Fund is designed to provide a representation of the U.S. dollar high yield corporate market and is therefore subject to high yield securities risk, being the risk that securities that are rated below investment grade (commonly known as “junk bonds,” including those bonds rated at BB+ or lower by S&P or Fitch or Ba1 by Moody’s) may be more volatile than higher-rated securities of similar maturity. High yield securities may also be subject to greater levels of credit or default risk than higher-rated securities. The value of high yield securities can be adversely affected by overall economic conditions, such as an economic downturn or a period of rising interest rates, and high yield securities may be less liquid and more difficult to sell at an advantageous time or price or to value than higher-rated securities. In particular, high yield securities are often issued by smaller, less creditworthy companies or by highly leveraged (indebted) firms, which are generally less able than more financially stable firms to make scheduled payments of interest and principal.
  Finally, the iShares® Barclays TIPS Bond Fund includes inflation-protected bonds, which typically have lower yields than conventional fixed-rate bonds because of their inflation adjustment feature. For the iShares® Barclays TIPS Bond Fund, if inflation is low, the benefit received from the inflation-protected feature of the underlying bonds may not sufficiently compensate you for this reduced yield.

JPMorgan Structured Investments — Notes Linked to the JPMorgan ETF Efficiente 5 Index	TS-6

    THE COMMODITY FUTURES CONTRACTS UNDERLYING THE iSHARES® S&P GSCI™ COMMODITY-INDEXED TRUST OR RELATED TO GOLD UNDERLYING THE SPDR® GOLD TRUST ARE SUBJECT TO LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the iShares® S&P GSCI™ Commodity-Indexed Trust or related to gold underlying the SPDR® Gold Trust are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. Such regimes may result in the note calculation agent exercising its discretionary right to exclude or substitute Basket Constituents, which may, in turn, have a negative effect on the level of the Index and your payment at maturity. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, cause the note calculation agent to determine the value of the Additional Amount for your notes early. If the Additional Amount for your notes is determined early as the result of a commodity hedging disruption event, the amount due and payable on your notes will be due and payable only at maturity and the amount you receive at maturity will not reflect any further appreciation of the Index after such early determination. Please see “General Terms of Notes — Market Disruption Events” and “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement for more information.
    INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL NOTE INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables that are specific to commodities markets. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional notes. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional notes. These and other factors may affect the values of the constituents included from time to time in the Index, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.
    HIGHER FUTURE PRICES OF THE COMMODITY FUTURES CONTRACTS CONSTITUTING THE iSHARES® S&P GSCI™ COMMODITY-INDEXED TRUST RELATIVE TO THEIR CURRENT PRICES MAY DECREASE THE AMOUNT PAYABLE AT MATURITY — As the exchange-traded futures contracts that compose the iShares® S&P GSCI™ Commodity-Indexed Trust approach expiration, they are replaced by contracts that have a later expiration. If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.” There can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the iShares® S&P GSCI™ Commodity-Indexed Trust. Moreover, certain commodities, such as gold, have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The presence of contango in the commodity markets could result in negative “roll yields,” which could adversely affect the price of shares of the iShares® S&P GSCI™ Commodity-Indexed Trust and, therefore, the level of the Index and the value of your notes.
    RISKS ASSOCIATED WITH THE REAL ESTATE INDUSTRY WILL AFFECT THE VALUE OF YOUR NOTES — The iShares® Dow Jones Real Estate Index Fund, one of the Basket Constituents composing the Index, holds a variety of real estate-related securities. The following are some of the conditions that might impact the value of the securities held by the iShares® Dow Jones Real Estate Index Fund and the value of the iShares® Dow Jones Real Estate Index Fund, and accordingly, the level of the Index and the value of your notes:
      a decline in the value of real estate properties;
      increases in property and operating taxes;
      increased competition or overbuilding;
      a lack of available mortgage funds or other limits on accessing capital;
      tenant bankruptcies and other credit problems;
      changes in zoning laws and governmental regulations;
      changes in interest rates; and
      uninsured damages from floods, earthquakes or other natural disasters.
    The difficulties described above could cause an upturn or a downturn in the real estate industry generally or regionally and could cause the value of the securities held by the iShares® Dow Jones Real Estate Index Fund and thus the value of the iShares® Dow Jones Real Estate Index Fund to decline or remain flat during the term of the notes, which may adversely affect the level of the Index and the value of your notes.
    AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The equity securities held by the iShares® Russell 2000 Index Fund and included in the Russell 2000® Index have been issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions. The stocks of small capitalization companies may be thinly traded and thus may be difficult for the iShares® Russell 2000 Index Fund to buy and sell.

JPMorgan Structured Investments — Notes Linked to the JPMorgan ETF Efficiente 5 Index	TS-7

    THE MARKET PRICE OF GOLD WILL AFFECT THE VALUE OF THE NOTES — Because the Index is linked in part to the performance of the price of gold, we expect that generally the market value of the notes will depend in part on the market price of gold. The price of gold is primarily affected by the global demand for and supply of gold. The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may be affected by industry factors such as industrial and jewelry demand as well as lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold. Additionally, gold prices may be affected by levels of gold production, production costs and short-term changes in supply and demand due to trading activities in the gold market.
    THE BASKET CONSTITUENTS COMPOSING THE INDEX MAY BE REPLACED BY A SUBSTITUTE ETF OR INDEX — Following the occurrence of certain extraordinary events with respect to a Basket Constituent, the affected Basket Constituent may be replaced by a substitute ETF or index. If the index calculation agent determines in its discretion that no suitable substitute ETF or index is available for an affected Basket Constituent (other than the Cash Constituent), then the index calculation agent will replace such Basket Constituent with the Cash Constituent as its substitute. Under such circumstances, the aggregate weight of the Cash Constituent in the Index may be greater than the maximum 50% weight limit allocated to the Cash Constituent because a portion of such aggregate weight would be subject to the separate maximum weight limit specific to the affected Basket Constituent. The substitution of a Basket Constituent may affect the performance of the Index, and therefore, the return on the notes, as the replacement Basket Constituent may perform significantly better or worse than the affected Basket Constituent.
    LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
    MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Index closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
      the volatility in the Index and the Basket Constituents;
      the time to maturity of the notes;
      the dividend rate on the equity securities underlying some of the Basket Constituents;
      the market price of gold and the market price of the physical commodities upon which the commodity futures contracts that compose some of the Basket Constituents are based;
      interest and yield rates in the market generally;
      foreign currency exchange rates;
      economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events that affect the commodities underlying the Basket Constituents or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the Basket Constituents; and
      our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Notes Linked to the JPMorgan ETF Efficiente 5 Index	TS-8

  What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index?

  The following table and examples illustrate the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performances for the Index Return from -80% to +80% and assume a Participation Rate of 100% and an Initial Index Value of 100. The actual Participation Rate will be determined on the pricing date and will not be less than 100%. The following results are based solely on the hypothetical examples cited and assume that a commodity hedging disruption event has not occurred during the term of the notes. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Value	Index Return	Index Return × Participation Rate (100%)	Additional Amount		Principal		Payment at Maturity

180.00	80.00%	80.00%	$800.00	+	$1,000.00	=	$1,800.00
170.00	70.00%	70.00%	$700.00	+	$1,000.00	=	$1,700.00
160.00	60.00%	60.00%	$600.00	+	$1,000.00	=	$1,600.00
150.00	50.00%	50.00%	$500.00	+	$1,000.00	=	$1,500.00
140.00	40.00%	40.00%	$400.00	+	$1,000.00	=	$1,400.00
130.00	30.00%	30.00%	$300.00	+	$1,000.00	=	$1,300.00
120.00	20.00%	20.00%	$200.00	+	$1,000.00	=	$1,200.00
115.00	15.00%	15.00%	$150.00	+	$1,000.00	=	$1,150.00
110.00	10.00%	10.00%	$100.00	+	$1,000.00	=	$1,100.00
105.00	5.00%	5.00%	$50.00	+	$1,000.00	=	$1,050.00
100.00	0.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
95.00	-5.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
90.00	-10.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
85.00	-15.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
80.00	-20.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
70.00	-30.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
60.00	-40.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
50.00	-50.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
40.00	-60.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
30.00	-70.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00
20.00	-80.00%	N/A	$0.00	+	$1,000.00	=	$1,000.00

  Hypothetical Examples of Amounts Payable at Maturity

  The following examples illustrate how the total returns set forth in the table above are calculated.

  Example 1: The value of the Index increases from the Initial Index Value of 100 to an Ending Index Value of 120. Because the Ending Index Value of 120 is greater than the Initial Index Value of 100, the Additional Amount is equal to $200 and the payment at maturity is equal to $1,200 per $1,000 principal amount note, calculated as follows:

  $1,000 + ($1,000 × [(120-100)/100] × 100%) = $1,200

  Example 2: The value of the Index decreases from the Initial Index Value of 100 to an Ending Index Value of 85. Because the Ending Index Value of 85 is lower than the Initial Index Value of 100, the payment at maturity per $1,000 principal amount note is the principal amount of $1,000.

  Example 3: The value of the Index neither increases nor decreases from the Initial Index Value of 100. Because the Ending Index Value of 100 is equal to the Initial Index Value of 100, the payment at maturity is equal to $1,000 per $1,000 principal amount note.

JPMorgan Structured Investments — Notes Linked to the JPMorgan ETF Efficiente 5 Index	TS-9

  The following graph demonstrates the hypothetical total return on the notes at maturity for a subset of the Index Returns detailed in the table on the previous page (-30% to 40%). The numbers appearing in the graph have been rounded for ease of analysis.

  Hypothetical Back-tested Data and Historical Information

  The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly Index closing levels from January 6, 2006 through October 22, 2010 and the historical performance of the Index based on the Index closing levels from October 29, 2010 through January 21, 2011. The Index was established on October 29, 2010. The Index closing level on January 24, 2011 was 99.00. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

  The hypothetical back-tested and historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing levels on the pricing date or the Observation Date. The data for the hypothetical back-tested performance of the Index set forth in the following graph were calculated on materially the same basis on which the performance of the Index is now calculated but does not represent the actual historical performance of the Index.

  The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

  Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor a guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

JPMorgan Structured Investments — Notes Linked to the JPMorgan ETF Efficiente 5 Index	TS-10